UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company CVM 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) ("Cosan" or "Company), in compliance with the provisions of CVM Resolution No. 44, dated August 23, 2021, informs its shareholders and the market in general that, considering news published in the press, it clarifies the following:

As reiterated during quarterly earnings calls, the Company continues to evaluate alternatives to improve its capital structure and, together with Shell, is seeking new investors for Rafzen.

As a result, Cosan has been actively approached by parties interested in potential investments in both companies. While discussions remain ongoing, no decision or binding commitment has been made to date.

The Company will keep its shareholders and the market informed of any material developments regarding this matter, in accordance with applicable legislation.

Sao Paulo, September 04th, 2025

Rodrigo Araujo Alves

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 04, 2025

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer